Raymond James & Associates, Inc.

880 Carillon Parkway

St. Petersburg, Florida 33716

June 13, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Avenue Therapeutics, Inc.

Registration Statement, as amended on Form S-1 (File No. 333-217552)

Ladies and Gentlemen:

In accordance with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the representative of the several underwriters (the “Representative”), hereby joins in the request of Avenue Therapeutics, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on Thursday, June 15, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as the representative of the several underwriters, represents that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Raymond James & Associates, Inc.

As Representative of the several underwriters named in
Schedule I to the Underwriting Agreement

By: /s/ Ed Newman Name: Ed Newman
Title: Managing Director